Mail Stop 4561

November 3, 2008

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

> **Re:** **Astoria Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **File No. 001-11967**

Dear Mr. Redman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Business

Lending Activities

One-to-Four Family Mortgage Lending, page 4

1. We note your disclosures here and throughout your document regarding your interest only Hybrid ARM loans. We also note that during 2006 you began

underwriting these loans at the fully indexed rate. Please tell us and revise future filings to clarify if that policy change affected all interest only products, including interest only ARM loans and interest only Hybrid ARM loans.

2.   Considering the different credit risks associated with the underwriting requirements of your ARM products, please provide us and revise future filings here and elsewhere in your document, as appropriate, to include disaggregated information of your interest only loans to disclose the amounts and percentages of these loans that are underwritten at the fully indexed rate and those that are not. It may be helpful to expand the table provided in the Asset Quality section of MD&A to include this disclosure.

3.   We note that at December 31, 2007 your portfolio of reduced documentation loans consists primarily of SIFA loans. Please tell us and consider disclosing in future filings the amount of SISA and Super Streamline loans held in your portfolio. Consider expanding your tabular breakdowns at various locations in your filing similar to that on page 103 to separately quantify the SISA and Super Streamline loans.

4.   At various places in your document you refer to your sound underwriting policies and strong risk management systems utilized to prudently manage the greater credit risk posed by ARM and interest-only ARM loans. Please tell us and revise future filings to include an expanded discussion of these policies and systems. Please include a discussion of how you monitor credit risk on loans with future interest reset dates and loans that were not underwritten at fully indexed rates. Clearly identify any changes to your underwriting policies or risk management systems implemented during the periods presented. Consider the need to provide an expanded discussion of your risk management policies for these loans and their affects on the allowance for loan and lease losses within the Asset Quality section of your document.

Construction Loans, page 6

5.   Please tell us and revise future filings to disclose whether or not you maintain interest reserves on your construction loans. If applicable, please address the following:

- If you do require interest reserves, please quantify the amount of such loans and accompanying reserves at December 31, 2007 and as of the balance sheet date for each quarter in calendar year 2008.

- Describe how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.

- Discuss whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes.

Management's Discussion and Analysis of Financial Condition and Result of Operation

Executive Summary, page 41

6.   We note your discussion that you are not exposed to sub-prime lending, which you say has been the riskier sector of the residential housing market. Please consider the need to balance this discussion with one that addresses the specific risks associated with interest-only loans products to include those products that were not written at the fully indexed interest rate.

7.   We note your disclosure of the other then temporary impairment taken on two issues of FHLMC perpetual preferred securities. We also note that you are recognizing a further impairment of these assets in the quarter ended September 30, 2008, as reported on a Form 8-K filed on October 16, 2008. Please tell us and revise future filings to disclose how you identified and measured the impairment at December 31, 2007 and at September 30, 2008. Also, discuss the facts and circumstances that changed between the periods that resulted in the recognition of a further impairment charge and how they resulted in impairment recognition in the third quarter rather than in an earlier period.

Allowance for Loan Losses, page 43

8.   At the top of page 44 you discuss the fact that you "segment (y)our loan portfolio into like categories, by composition and size and perform analyses against each category." In future filings, please expand this section to more clearly discuss the extent to which your various types of loan products, specifically your types of interest-only loans and various levels of reduced documentation loans are segmented for credit analysis purposes.

Results of Operations

Provision for Loan Losses, page 57

9.   We note your extensive discussions here and in the Critical Accounting Policy section of how management develops and estimates the allowance for loans losses. We also note the significant deterioration of your asset quality ratios as set forth in the Selected Financial Data Section and the continuing deterioration of these ratios in the first and second quarters of calendar year 2008, which have resulted in exponentially larger provisions in each of those quarters. Please revise your disclosures in future interim and annual filings to more clearly disclose how management specifically considered the deteriorating asset quality ratios in

developing and estimating the allowance for loan losses and the provision at
December, 31, 2007 and at the balance sheet date for each quarter in 2008. Please
include a discussion of the material assumptions relied on by management which
may not be apparent in your disclosures or reflected in your asset quality ratios
and activity in the allowance for loan losses. Please provide us with your
proposed disclosures. Some of the material trends that we note that appear to
warrant further discussion are as follows:

- We note that at December 31, 2007 the allowance for loan losses to of total loans
  decreased approximately 7% while non-performing loans to total loans increased
  approximately 45% and non-performing loans to total loans increased
  approximately 65%.

- We note that at March 31, 2008 the allowance for loan losses to non-performing
  loans decreased approximately 35% from December 31, 2007 while non-
  performing loans to total loans increased approximately 61%.

- We note that at June 30, 2008 the allowance for loan losses to non-performing
  loans decreased 45% from December 31, 2007 and approximately 15% from
  March 31, 2008 while non-performing loans to total loans increased
  approximately 88% from December 31, 2007 and approximately 16% from
  March 31, 2008.

- We note that charge-offs at June 30, 2008 increased approximately 114% from
  December 31, 2007 while the allowance for loans losses to total loans increased
  approximately 4%.

Asset Quality, page 67

10.   Please revise the last paragraph on page 68 to quantify the amount of loans
        outstanding as of the balance sheet dates presented that had FICO scores of 660 or
        below.

Allowance for Loan Losses, page 72

11.   Please tell us and in future filings revise your discussions regarding the table at
        the bottom of page 72 to more clearly explain why you reduced the amounts
        allocated to Consumer and other loans from $13.8 million at December 31, 2005
        to $11.4 million at December 31, 2006, with a further reduction to $7.5 million at
        December 31, 2007.

Form 10-Q for the Period Ended March 31, 2008

Financial Statements

General

12. Due to the material nature of these disclosures to your business and trends experienced, please revise future interim filings to include footnote disclosure updating the securities footnote, the loans receivable footnote and the allowance for loan losses footnote.

13. It appears you are presenting capitalized mortgage servicing rights in the operating section of the statements of cash flows. Please tell us how you acquire these rights, and tell us the accounting literature you relied on for this presentation. Generally, mortgage servicing rights arise when loans are sold and the rights are separated from the loans, resulting in a non-cash event.

Note 6. Fair Value Measurements of Assets and Liabilities, page 8

14. We note your disclosure that you obtain pricing for your mortgage backed securities, which comprise approximately 94% of your available for sale securities, from nationally recognized pricing services and third party brokers who provide prices which are categorized as Level 2 as quoted prices in active markets for identical assets are generally not available for the majority of securities in your portfolio. Paragraph 22 of SFAS 157 indicates that the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety, and thus it is unrelated to whether a nationally recognized pricing service or a third party is used to price the financial instrument. Thus, classification is based upon the assumptions and inputs used to value the instrument and whether they are based on market observable inputs, or unobservable inputs. Please address the following:

- Please tell us how you concluded that there was not a significant input into the valuation methodology used by pricing services and third party brokers that was based on unobservable data.

- Please tell us and revise future filings to disclose the specific procedures management uses to validate the pricing received from pricing services and third party brokers, including the material assumptions used to arrive at the prices.

- Please revise your future filings to ensure that your disclosure does not imply that the classification in the fair value hierarchy is based upon whether the value is determined based on a pricing service or a third party broker. Instead, please provide disclosure discussing the techniques used, the data used for the inputs/assumptions, and whether the inputs/assumptions are based on unobservable inputs, and how this information drove the classification in the fair value hierarchy.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief